
12060109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2011 (MM/DD/YY) AND ENDING 01/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ausdal Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Wells Fargo Bank Bldg. 220 Main Street
(No. and Street)

Davenport (City) Iowa (State) 52801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Ausdal, Jr. 563-326-2064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Huckfeldt & Smith, PLC
(Name – *if individual, state last, first, middle name*)

2435 Kimberly Road #290N (Address) Bettendorf (City) Iowa (State) 52722 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Ausdal, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ausdal Financial Partners, Inc., as of January 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exeeptions



CONNIE HOECK
Commission Number 742253
My Commission Expires
August 14, 2012

Signature

President

Title

Connie Hoeck

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUSDAL FINANCIAL PARTNERS, INC.
Financial Statement
January 31, 2012
Table of Contents

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENT

Statement of Financial Condition

NOTES TO FINANCIAL STATEMENT

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

We have audited the accompanying statement of financial condition of Ausdal Financial Partners, Inc. as of January 31, 2012, that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ausdal Financial Partners, Inc. as of January 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
March 23, 2012

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Financial Condition
January 31, 2012

ASSETS

Cash	$	1,355,598
Receivables:		
Employee/Independent Contractors (Net of $6,261 Allowance)		104,631
Commissions		578,823
Prepaid Expenses		33,466
Securities Owned:		
Marketable at Market Value		10,830
Not Readily Marketable at Estimated Fair Value		90,000
Leasehold Improvements, Furniture and Equipment		
Net of Accumulated Depreciation of $142,739		35,183
Deposits with Clearing Organization		25,000
Total Assets	$	2,233,531

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		350,215
Commissions Payable		644,477
Deferred Revenue		490,700
Deferred Income Tax Liability		9,300
Total Liabilities		1,494,692
COMMITMENTS AND CONTINGENT LIABILITIES:		
Liability Subordinated to Claims of General Creditors		121,000
STOCKHOLDERS' EQUITY:		
Capital Stock, Common, Par Value $1 Per Share; 100,000 Shares Authorized; 21,727 Shares Issued and Outstanding		21,727
Additional Paid in Capital		163,791
Retained Earnings		432,321
Total Stockholders' Equity		617,839
Total Liabilities and Stockholders' Equity	$	2,233,531

The accompanying notes are an integral part of this financial statement.

AUSDAL FINANCIAL PARTNERS, INC.

Notes to Financial Statement
January 31, 2012

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company operates as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

For transactions in mutual fund shares, limited partnership interests, and variable products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not hold customer funds or securities or perform custodial services for customers. It effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statement
January 31, 2012

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

For the purposes of reporting of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

Fair Value Measurements

The Fair Value Measurement and Disclosure Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. The framework emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Fair value measurements are disclosed by level within that hierarchy.

Securities

Investments in marketable securities with readily determinable fair market values and all investments in debt securities are reported at their fair values in the financial statement. Unrealized gains and losses are included in the financial statement. All investment transactions are accounted for as of the trade date.

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture, and equipment are carried at cost with depreciation computed using straight line method over the estimated useful lives of the assets.

Investment Advisory Fees

Investment advisory fees are recognized as earned.

Commissions

Commissions, and related clearing expenses, for publicly traded securities, are recorded on a trade - date basis as securities transactions occur. Commissions

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Commissions (Cont'd)

receivable and payable on private placement transactions are recognized when all documents have been completed, and funds received from the client.

Concentration of Credit Risks

The Company maintains a substantial amount of its cash in a prime money market fund held in custody by a major brokerage firm. This account had a balance of $134,067 at January 31, 2012 none of which is guaranteed or insured.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided equal to the estimated uncollectible portion of employee and independent contractor receivables. This estimate is based on historical collection experience and a review of the current status of those receivables.

Note 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents, as of January 31, 2012 is $143 which has been segregated in a "special reserve bank account for the exclusive benefit of customers". In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in this special account.

Note 3 - SECURITIES OWNED

Securities owned are presented in the financial statement at fair market or estimated fair market values, and realized and unrealized gains and losses are included in the statement of income.

The Company's securities owned at January 31, 2012 are summarized as follows:

Equity Securities	$	100,830
Money Market Funds		134,067
	$	234,897

Note 3 - SECURITIES OWNED (Cont'd)

The securities of the Company are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statement.

Note 4 - FAIR VALUE MEASUREMENTS

As discussed in Note 1, the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The framework defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the fair value hierarchy for valuation gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy set forth in the Topic is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statement
January 31, 2012

Note 4 - FAIR VALUE MEASUREMENTS (Cont'd)

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A description of the valuation methodologies used for significant assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below:

Investments – Where quoted prices are available in an active market securities are classified within level 1 of the valuation hierarchy. Level 1 securities would include publicly traded stocks, government and agency bonds and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include emerging-market government bonds, some mortgage and asset backed securities and infrequently traded corporate and municipal bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy.

Significant assets and liabilities recorded at fair value on a recurring basis:

The following table summarizes significant assets measured at fair value on a recurring basis as of January 31, 2012 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements as of January 31, 2012 Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments:				
Money market funds and commercial paper	$ 134,067	$ 134,067	$ 0	$ 0
Stocks:				
Equity funds	100,830	10,830	0	90,000
	$ 234,897	$ 144,897	$ 0	$ 90,000

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statement
January 31, 2012

Note 5 - PROPERTY AND EQUIPMENT

At January 31, 2012, the major classes of depreciable assets and their related accumulated depreciation consisted of the following:

Furnitures and Fixtures	$	55,467
Computers and Other Equipment		122,455
		177,922
Less: Accumulated Depreciation		142,739
Net Property and Equipment	$	35,183

Note 6 - LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements, approved by the Financial Industry Regulatory Authority, with the officer-stockholders at January 31, 2012, are as follows:

Unsecured note, 10% due November 30, 2012	$	20,000
Unsecured note, 10% due November 30, 2013		41,000
Unsecured note, 10% due March 31, 2013		60,000
Total Subordinated Borrowing	$	121,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statement and consist of taxes currently due plus deferred taxes related to timing differences resulting from unrealized gain on securities owned, bad debt recognition, and book to tax depreciation differences. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either increase or decrease deductions and/or revenue when realized. Deferred tax assets and liabilities are reflected at the estimated income tax rate expected to be incurred when those events are realized.

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statement
January 31, 2012

Note 7 - INCOME TAXES (Cont'd)

Income tax expense for the year ended January 31, 2012 consisted of the following:

Tax at 35 Percent	$	143,152
State Taxes		28,837
Decrease in Expense Due to Tax Bracket		(12,353)
Total Income Tax Expense	$	159,636

Deferred income taxes consisted of the following at January 31, 2012:

	Current		Noncurrent	
Deferred Tax Assets	$	0	$	0
Deferred Tax Liabilities		0	$	9,300
Total	$	0	$	9,300

Note 8 - DEFINED CONTRIBUTION PLAN

The Company sponsors a savings incentive match plan for employees (SIMPLE) covering substantially all of its employees. Contributions are determined by a Company matching contribution of 1% to 3% of participating employees' compensation. Company contributions to the plan totaled $21,085 for year ended January 31, 2012.

Note 9 - LEASE COMMITMENTS

The Company leases office space on a month-to-month lease. Equipment is also leased with a 30-day right of cancellation.

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statement
January 31, 2012

Note 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of January 31, 2012, the Company was operating under (k)(2)(i) exemption for mutual fund transactions and a (k)(2)(ii) for other than mutual fund transactions which had a minimum net capital requirement of $99,027 as of January 31, 2012.

At January 31, 2012, the Company had net capital as computed under Rule 15c3-1 of the Securities and Exchange Commission of $435,893 which was $336,866 in excess of its required net capital of $99,027. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.408 to 1.

Note 11 - CONTINGENCIES

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and see that customer transactions are executed properly by clearing the broker/dealer.

Note 12 - CONCENTRATIONS AND BUSINESS RISK

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 12 - CONCENTRATIONS AND BUSINESS RISK (Cont'd)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

In planning and performing our audit of the financial statement of Ausdal Financial Partners, Inc. (the Company) for the year ended January 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Ausdal Financial Partners, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be

Alpine Office Centre • 2435 Kimberly Road, Suite 290N • Bettendorf, IA 52722 • (563) 355-5330 FAX (563) 355-5272
Members: Iowa Society of CPAs • American Institute of CPAs • Private Company Practice Section of the AICPA

expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment that we consider to be material weaknesses as defined above. One person has access to most of the accounting, financial, and security records. As a result, many of those aspects of internal accounting control, which rely upon an adequate segregation of duties, are missing. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statement of Ausdal Financial Partners, Inc. for the year ended January 31, 2012 and this report does not affect our report thereon dated March 23, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at January 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Huckfeldt & Smith, P.L.C.
March 23, 2012